MEMRY CORP

2003 ANNUAL REPORT



TRANSFORMING TECHNOLOGY

COMPANY PROFILE



Memry Corporation provides design, engineering, development and manufacturing services to the medical device and other industries using the company's proprietary shape memory alloy technologies. Medical device products include stent components, catheter components, guidewires, laparoscopic surgical sub-assemblies and orthopaedic instruments. The company's commercial and industrial businesses produce semi-finished materials and components.

OUR MISSION



Memry's objective is to become the world leader in developing and processing shape memory materials with high quality and significant user value.

FINANCIAL HIGHLIGHTS

The following financial data is derived from the Company's consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included elsewhere in the annual report.

Fiscal Year Ended June 30,	2003	2002	2001	2000	1999
(In thousands of dollars, except per share data)					
STATEMENT OF OPERATIONS					
Revenues	34,007	32,895	29,913	26,996	18,886
Net income (loss)	8,828	3,783	(4,689)	1,109	(1,349)
Earnings (loss) per share:					
Basic	0.35	0.16	(0.21)	0.05	(0.07)
Diluted	0.34	0.15	(0.21)	0.05	(0.07)
BALANCE SHEET DATA					
Total assets	30,127	22,188	19,053	22,543	18,182
Long-term debt	980	1,292	1,215	2,049	898
Stockholders' equity	25,648	16,620	11,130	12,100	10,966

The following table sets forth selected quarterly unaudited financial data for the years ended June 30, 2003 and June 30, 2002.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
(In thousands of dollars, except per share data)					
Net sales					
FY2003	8,896	9,395	8,460	7,256	34,007
FY2002	7,848	8,349	7,519	9,179	32,895
Gross profit					
FY2003	3,140	3,273	2,726	2,260	11,399
FY2002	4,155	3,898	2,731	3,769	14,553
Net income					
FY2003	798	7,717	277	37	8,828
FY2002	1,485	1,013	243	1,042	3,783
Basic earnings per share					
FY2003	0.03	0.30	0.01	0.00	0.35
FY2002	0.06	0.04	0.01	0.04	0.16
Diluted earnings per share					
FY2003	0.03	0.30	0.01	0.00	0.34
FY2002	0.06	0.04	0.01	0.04	0.15

TABLE OF CONTENTS



dear shareholder

We reported total revenue for fiscal year 2003 of $34.0 million, a gain of 3.3% over $32.9 million in fiscal year 2002. Net income was $8.8 million or $.34 per diluted share and $.35 per basic share compared with net income of $3.8 million or $0.15 per diluted share and $0.16 per basic share in the previous year. The results included a one-time increase in earnings resulting from recognition of a deferred tax asset that contributed $6,806,000 to net income.

Fiscal year 2003 was our fourth consecutive year of revenue growth and our third year of positive net income in the past four years. Our balance sheet again showed visible improvement with increases in total assets and shareholders' equity and a further reduction in our debt to equity ratio to a very healthy 17%.

But despite another year of revenue growth and continued profitability, we did not regard 2003 as a successful year. Our progress primarily reflected the growing needs of the medical device marketplace where we continue to have much of our focus, but our revenue growth rate and our operating profits suffered as a result of a number of significant developments.

KEY DEVELOPMENTS

In the second half of the fiscal year, we were hit by a drop in sales of our high margin seamless tubing and unexpected cuts in orders from our largest customer for AAA stent components, our largest business segment. This reversal of previous orders negatively impacted the third and fourth fiscal quarters and will continue to affect us in fiscal year 2004. Although our non-AAA stent component revenue has grown from approximately $18 million in FY 2001 to $21 million in FY 2003, that was insufficient to offset the decline in the AAA stent component business in terms of our original projections for FY 2003.

Profitability was affected by a decline in operating performance due to manufacturing yield problems. With its superelasticity and ability to change shape on demand, Nitinol is a very attractive and marketable material for a variety of industries and applications. The finite range of acceptable specifications during the manufacture of the material requires a delicate and challenging blend of science and human skill. Several initiatives were undertaken to proactively address yield issues. One initiative led to the establishment of process and product specific Special Process Improvement Teams. These teams leverage our engineering, quality assurance and manufacturing resources into focused vehicles of change and modification. The tangible benefits to the process and quality of material manufactured can be measured by their impact on reducing scrap, rework and internal process lead times. While the progress made by the introduction of these teams was not enough to prevent an overall decrease in gross margins to 33.5% in fiscal 2003 from 44.2% in 2002, the efforts of the improvement teams were paying off in higher manufacturing yields by year end.

We experienced unexpected delays in our emerging licensing strategy. We had anticipated that in fiscal year 2003 we would begin recording licensing fees for certain oil industry and other applications. Although our technology has performed well in all the oil field usage tests, the overall program rollout was delayed by problems associated with other project aspects. The other companies involved say these issues have been largely resolved and we expect to report meaningful progress in licensing for our oil industry applications during fiscal year 2004.

FUTURE PROSPECTS

We remain confident in the long-term prospects and financial strength of Memry Corporation. Most fundamental is the quality and growing strength of our technology. We are currently producing the best commercial Nitinol tube in the world with the highest levels of concentricity, a characteristic essential for success in the marketplace. And our pipeline of new products and new shape memory metals continues to strengthen.

We signed new agreements with our two largest customers that are favorable for us. Having been buffeted by unexpected drops in orders, particularly after having geared up for high levels of production, this new agreement calls for level loading based on a formula that makes us less vulnerable to unexpected shifts in customer demand. We expect this will improve the predictability of production and revenue generation, allowing us to better plan our costs and improve our ability to forecast our results. The stepped up emphasis on diversification of our customer base is resulting in important new customers and new products. Examples include a new peripheral stent platform with a new customer that is a leading medical device company and a purchase order for a new urological device, which has been in our pipeline for a year and a half. These and possibly other new products will make an important contribution to our financial performance in 2004. In fact the fastest growing part of our business in fiscal year 2004 will come from new products and customers. We expect to more than double revenue from these sources, which will represent over 25% of our total revenue in 2004.

PRODUCT AND TECHNOLOGY PIPELINE

As we look to the future, our pipeline of new products and technology, which will make an important contribution to results in 2004 and beyond, is deeper and richer than ever. Our Office of Technology, working with several universities, is developing promising extensions of our technology such as Flexium,™ our patented new titanium alloy that contains no nickel, but is biocompatible and has super elastic characteristics. This means we will no longer be wholly dependent on Nitinol as our only shape memory alloy. We also are working closely with customers to develop new medical products that are less invasive and will enhance the use and effectiveness of miniaturization.

On the strategic front, we are working closely with our investment bankers at Trautman Wasserman to investigate new business opportunities, including joint ventures and acquisitions, which might broaden the company's product and technology capabilities.

We are taking positive steps in Fiscal Year 2004 to deal with our setbacks as we strive for financial and strategic progress. We seek to continue to be known by our innovations and flexibility and by our vision to be the best in our industry.

James Binch
Chairman and Chief Executive Officer September 23, 2003



Hypo-Tubing with superior concentricity and enhanced internal surfaces allow fabrication of delicate and sophisticated medical devices and implants.



innovation

TRANSFORMING TECHNOLOGY

NITINOL TECHNOLOGY

Innovation has been the driver of Memry's past growth and is the key to future success. The company's proven ability to conceive, design and manufacture new applications for Nitinol tube and wire has resulted in successful new products that continue to meet the demands of a rapidly changing marketplace. An expanding pipeline of future products and technologies is steadily replenished by ongoing development of smart new shape memory metals such as the nickel-free titanium alloy Flexium, which has a growing list of potential uses.

Memry's culture of innovation is nurtured through academic resources and managed by our Office of Technology that regularly brings together the company's top scientific and technical talent. Tasked with transforming our technology to leverage the evolving capabilities of Nitinol, the Office of Technology provides focus and sets priorities in meeting customer needs.

Areas that can be modified or improved to increase efficiency and quality are supported by team efforts to educate employees. Special emphasis is placed on critical process points in manufacturing operations. Multi-disciplinary teams contribute support through a network based real-time training program that can provide immediate delivery of pertinent training data anywhere in the organization. The training and education program also provides the capability to instantly assess the delivered information for benchmarking skill sets and overall comprehension. This program supports a culture of innovation by building a culture of competency through our employee education initiative.

The effectiveness of these teams was evident in Memry's ability to adopt the new ISO 9001:2000 standard six months earlier than scheduled and well in advance of many competitors. The customer-focused team approach also stimulates entrepreneurial vitality within a collaborative environment.

HIGH QUALITY LEADER

Memry is the world's leading producer of high quality Nitinol tube, one of the company's core products. Using proprietary processes developed over many years, Memry offers customers multi-sized tubing that sets the industry concentricity standard with accuracy rates of up to 98%. During the past year, significant improvements have been realized in a new patent pending tube manufacturing process that provides customers with tighter tolerances and expanded capabilities. The company also has broadened it's ability to manufacture a greater range of sizes with thinner walls and improved surface finishes.

Memry's culture of innovation is contributing to improved operating yields and advancing manufacturing process technology for commercial production. A significant result has been the development of a wider range of surface finishes on final products, including a dramatically improved mechanical polishing process now under consideration for patenting.

The company's innovation-focused culture stimulates all facets of the organization. Memry has benefited from the sizable body of intellectual property and unique know-how that drives our capability to transform technology. By utilizing that body of intellectual property, Memry has developed a growing pipeline of new products and technology based on sophisticated applications of complex alloy systems. Those same alloys have allowed Memry to establish a foothold in the highly promising application of shape memory alloys for orthopaedics, urology and orthodontics.



Superior 3D wire forming capabilities allow design and production of existing and developmental stent configurations and complex shapes.

flexibility



Semi-finished materials and engineered components yield greater production of materials in raw, semi-finished, and finished forms, resulting in greater customer development options.

OUR COMPANY IS AS FLEXIBLE AS OUR PRODUCTS

Flexibility, an essential value-enabling characteristic of Nitinol, manifests itself in the ability to be twisted, bent or deformed and then returned to an original shape with up to ten times greater elasticity than other materials. Nitinol is invaluable in medical devices such as stents, guidewires and catheters as well as multiple other applications.

ANTICIPATING CUSTOMER NEEDS

The flexibility that creates Nitinol value in products is also a vital corporate characteristic. Memry is strong because of its flexibility in responding to the needs of customers, flexibility in adapting new technology and finding flexible approaches in developing new uses for shape memory technology and know how.

Staffing flexibility through cross-functional training of technical and production employees results in a more productive work force with the ability to manufacture both tube and wire on the same equipment.

Flexibility also means responding quickly to changing customer needs. This approach is a fundamental part of Memry's sales and marketing efforts, which are designed to position Memry as an essential contributor to the businesses of our customers.

Advanced development support generates greater design freedom, yielding novel device assemblies.



With the rapid expansion of our capabilities and the need to effectively communicate these capabilities to the marketplace, we will launch an entirely new website for our customers' reference and use this fall. The use of multiple mediums to convey the company's ability to assist its clients in finding and bringing to market new solutions for advanced medical devices is a core element of our outreach program to the markets we serve.

EMERGING MARKETS AND APPLICATIONS

Memry's approach to innovation synergistically contributes to new product development. The process of solving customers' problems often leads Memry to create new processes and technologies that are then used to help other customers. The ongoing challenge of providing solutions in new markets has resulted in an expansion of core capabilities and strengthened the ability to attract new customers. In the past year, Memry has developed solutions in areas as diverse as spinal repair, femoral closure and the development of a temperature activated guide tube that provides expanded range of motion for fatigued scopes during kidney stone ablation.

Flexibility also means successfully adapting the company's skill sets for multiple applications of shape memory technology. These technical skills needed to transform Nitinol into high margin products create a formidable competitive barrier to entry in producing commercial quantities of shape memory alloy products.

Memry's manufacturing capabilities have expanded to include peripheral stents and devices for carotid, iliac and renal uses, electro physiology devices, catheters and guidewires for coronary uses, bone reamers and replacement products in orthopaedic applications and stents, catheters, and guidewires for neurological applications and urology markets.



vision



Engineered components provide innovative solutions for the orthopaedic and implant markets.



SMART PEOPLE SEEKING SMART SOLUTIONS

ACADEMIC PARTNERSHIPS

Memry seeks to become the world leader in developing and processing shape memory materials with high quality and significant user value. This is a vision that encompasses the concepts of broad distribution through multiple platforms aimed to a large degree at medical device companies. The Office of Technology supports that vision in collaborative efforts with leading universities and scientists.

One example of smart people coming together to seek smart solutions is the research partnership Memry has developed with Northwestern University. This effort is focusing on computational alloy development to extend compositions with targeted enhanced properties. The research will provide invaluable data in mastering the physics of individual elements and gaining scientific understanding of material chemistry.

Closer to home, scientists at the Institute of Materials Science at the University of Connecticut are using joint funding from Memry Corporation and Connecticut Innovations Inc. to convert research data into practical application methods that will facilitate the commercialization of Flexium, Memry's patented nickel-free titanium alloy for use in orthopaedic and other applications.

Memry's support of research at L'ecole Polytechnique de Montreal has resulted in invaluable data from studies to investigate corrosion properties related to the in-vitro/in-vivo biocompatibility of Nitinol and Flexium. The information gathered from this research will help Memry optimize the surface preparation of these materials for use in the human body. On the more technical side of developing process solutions, scientists at Lehigh University are working with Memry to develop next generation tube manufacturing technology.

These partnerships, in concert with our own internal research initiatives, are important steps in understanding and mastering individual element properties related to material physics and composition. Our work with these institutions is expected to lead Memry to a more efficient and profitable manufacture of commercial shape memory alloys.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S.). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the U.S., requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, sales returns and discounts, and income taxes, are updated as appropriate, which in most cases is at least quarterly.We base our estimates on historical experience or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) other materially different estimates could have been reasonably made or material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

VALUATION OF DEFERRED TAX ASSETS Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The recognition of a valuation allowance for deferred taxes requires management to make estimates about the Company's future profitability. The estimates associated with the valuation of deferred taxes are considered critical due to the amount of deferred taxes recorded on the consolidated balance sheet and the judgment required in determining the Company's future profitability. Deferred tax assets were $6,806,000 and $0 at June 30, 2003 and 2002, respectively.

VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of the acquired business. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value. Goodwill was $1,038,000 at June 30, 2003 and 2002.

Other intangible assets consist primarily of patents and patent rights and are amortized using the straight-line method over their estimated useful lives, ranging from 13 to 16 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value is not recoverable. Other intangible assets, net of accumulated amortization, were $1,067,000 and $1,200,000 as of June 30, 2003 and 2002, respectively.

RESULTS OF OPERATIONS

Years ended June 30, 2003 and June 30, 2002

REVENUES In the past several years, the Company has focused on increasing the amount of value-added products it provides to the marketplace, i.e., products where additional processing is performed on basic nitinol wire, strip, or tube before it is shipped to the customer. Currently, medical device applications represent some of the best opportunities for increasing the amount of value-added business. The kink-resistant and self-expanding properties of nitinol have made peripheral stenting an area of special interest, and stent components manufactured for Abdominal Aortic Aneurysms (AAA) in particular have become a significant driver of the Company's revenue. However, because the market for stent components is very dynamic and rapidly changing, the Company has found it difficult to accurately forecast demand for its stent components. Delays in product launches, uncertain timing on regulatory approvals, inventory adjustments by our customers, market share shifts between competing stent platforms and the introduction of next-generation products have all contributed to the variability in revenue generated by shipments of medical stent components.

Revenues increased 3% for the fiscal year ended June 30, 2003, to $34,007,000 from $32,895,000 for the year ended June 30, 2002, a net increase of $1,112,000. Shipments of wire-based medical stent components increased approximately $1,250,000 between fiscal 2002 and fiscal 2003 and tube-based medical stent components increased approximately $300,000 during the same period. Looking forward, Memry anticipates that AAA stent component shipments will be significantly reduced in fiscal 2004 versus fiscal 2003. This anticipated lower level of shipments reflect both inventory adjustments by a major customer and new approved suppliers of AAA devices that compete with Memry's existing AAA customers and do not buy product from Memry.

Other medical device component shipments, including products utilized in minimally invasive surgery and guidewire applications, increased approximately $750,000 between fiscal 2002 and fiscal 2003.

Revenues from sales of arch wire, high pressure sealing plugs, and locking devices increased approximately $700,000 during fiscal 2003 compared to fiscal 2002, and revenues from prototype development and R&D activities increased $300,000 during the same period as compared to fiscal 2002.

These revenue increases were partially offset by a decrease of approximately $1,600,000 in shipments of superelastic tube, utilized in coronary applications and for other peripheral stenting, and a decrease of $550,000 in other superelastic semi-finished materials utilized in various industrial applications. The Company anticipates that increasing competition will put pressure on pricing for superelastic tube as well as other selected segments of the business during fiscal 2004.

COSTS AND EXPENSES Manufacturing costs increased from $17,706,000 in fiscal 2002 to $22,125,000 in fiscal 2003, an increase of $4,419,000, or 25.0%. The Company's gross margin from sales decreased to 33.5% in fiscal year 2003 from 44.2% in fiscal year 2002. This cost increase and margin deterioration of fiscal 2003 compared to fiscal 2002 is the result of poor manufacturing yields in both the Company's wire and tube based AAA stent component businesses and a significant reduction in the percentage of high margin superelastic tube in the product mix and a significant reduction in the percentage of high margin superelastic tube in the product mix. Superelastic tube shipments declined because a major customer of the Company that was a significant user of superelastic tube ceased production of a product. The Company does not expect superelastic tube shipments to recover to the fiscal year 2002 levels in the near future.

The Company does not anticipate significant improvement in gross margins for the next six to nine months due to a weak forecast for AAA stent component demand and the resultant negative impact on manufacturing plant absorption. Competitive pricing pressure on certain segments of the superelastic tube business will also result in pressure on gross margins.

General, selling and administrative ("GSA") expenses decreased to $8,929,000 in fiscal 2003 from $10,151,000 in fiscal 2002, a decrease of $1,222,000 or 12.0%. This decrease is primarily due to a reduction in consulting, bonuses and legal costs. The Company incurred research and development expenses of $2,465,000 relating to its own internal products as well as the development of future products in fiscal 2003 compared to $2,417,000 during fiscal 2002. Other expense decreased from $130,000 in fiscal 2002 to $65,000 in fiscal 2003, due primarily to an increase in interest income associated with a higher cash balance along with a reduction in interest expense associated with a reduced level of borrowing. Based on the Company's recent history of profitability and its forecasts for future periods, management has estimated that operating loss carryforwards in the amoount of $17,190,000 and other temporary differences will be realized.

INCOME TAXES The Company recorded a tax benefit of $6,756,000 for fiscal 2003 versus a provision of $152,000 for the same period in fiscal 2002. This change is due primarily to a decrease in the deferred tax valuation allowance during the second quarter of fiscal 2003 to recognize deferred tax assets at amounts considered by management, more likely than not, to be realized. Based on the Company's recent history of profitability and its forecasts for future periods, management has estimated that operating loss carryforwards in the amount of $17,190,000 and other temporary differences will be realized.

NET INCOME The Company's net income increased by $5,045,000, to $8,828,000 for fiscal 2003 due primarily to the recognition of the deferred tax asset, as required by Statement of Financial Accounting Standards No. 109, in the amount of $6,806,000. This compares with the net income of $3,783,000 during fiscal 2002.

Years ended June 30, 2002 and June 30, 2001

REVENUES In the past several years, the Company has focused on increasing the amount of value-added products it provides to the marketplace, i.e., products where additional processing is performed on basic nitinol wire, strip, or tube before it is shipped to the customer. Currently, medical device applications represent some of the best opportunities for increasing the amount of value-added business. The kink-resistant and self-expanding properties of nitinol have made peripheral stenting an area of special interest, and stent components manufactured for Abdominal Aortic Aneurysms (AAA) in particular have become a significant driver of the Company's revenue. However, because the market for stent components is very dynamic and rapidly changing, the Company has found it difficult to accurately forecast demand for its stent components. Delays in product launches, uncertain timing on regulatory approvals, inventory adjustments by our customers, market share shifts between competing stent platforms and the introduction of next-generation products have all contributed to the variability in revenue generated by shipments of medical stent components.

Revenues increased 10% for the fiscal year ended June 30, 2002, to $32,895,000 from $29,913,000 for the fiscal year ended June 30, 2001, a net increase of $2,982,000. This increase is primarily due to a significant increase in sales of superelastic tube, utilized for medical applications. Superelastic tube sales increased approximately $2,700,000 between fiscal 2001 and fiscal 2002. This higher level of tube sales was primarily due to increased demand in several medical device procedural areas, particularly embolic protection, neurological, and orthopedic.

As noted above, the kink-resistant and self-expanding properties of nitinol have made peripheral stenting an attractive market for the Company at this time. Higher levels of wire-based stent component sales more than offset the reduction in tube-based stent component sales netting an increase in revenue of approximately $500,000 for the category as a whole in fiscal 2002.

Revenues from sales of arch wire and high pressure sealing plugs increased approximately $1,200,000 during fiscal 2002 while microcoil and guidewire revenue increased approximately $200,000.

These revenue increases were partially offset by a decrease of approximately $400,000 in revenue from sales of various commercial and industrial products and actuators and a decrease of approximately $1,300,000 in revenue from sales of bra wire, antenna wire, and other semi-finished wire applications.

COSTS AND EXPENSES Manufacturing costs decreased from $17,734,000 in fiscal 2001 to $17,706,000 in fiscal 2002, a decrease of $28,000, or less than 1%. The Company's gross margin from sales increased to 44.2% in fiscal year 2002 from 38.5% in fiscal year 2001. This increase was primarily attributable to the increase in sales of higher margin semi-finished tube for medical applications and in sales of stent components. In addition, manufacturing costs in fiscal 2001 were relatively high due to one of the Company's most significant medical device component customers temporarily suspending shipments of its product in the first half of fiscal 2001. Because the Company believed the suspension to be temporary in nature, it decided to retain much of its skilled labor during the period of reduced shipments, thereby having a negative effect on the fiscal

2001 gross margin of the Company. In addition, fiscal 2001 included costs associated with Memry Europe, which was sold during fiscal 2001 (See Note 14 to Consolidated Financial Statements).

General, selling and administrative ("GSA") expenses decreased to $10,151,000 in fiscal 2002 from $11,138,000 in fiscal 2001, a decrease of $987,000 or 8.9%. Approximately $600,000 of the reduction is a result of lower GSA expenses following the sale of the Company's European subsidiary, Memry Europe, in fiscal 2001 and the balance is primarily due to reduced spending on investment banking fees and other corporate costs. Depreciation and amortization decreased to $337,000 in fiscal 2002 from $512,000 in fiscal 2001, a decrease of $175,000, primarily attributable to the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on July 1, 2001. Total operating expenses in fiscal 2001 also included a loss of $4,232,000 resulting from the sale of Memry Europe (See Note 14 to Consolidated Financial Statements). Other expenses decreased to $130,000 in fiscal 2002 from $358,000, a decrease of $228,000. This decrease is primarily due to a decrease in interest expense of approximately $233,000 which is attributable to the lower level of borrowing during the fiscal year ended June 30, 2002 as compared to the fiscal year ended June 30, 2001.

INCOME TAXES The provision for income taxes for the fiscal year ended June 30, 2002, consists solely of state taxes. The benefit for the fiscal year ended June 30, 2001, was minimal due to the net loss incurred. The Company has significant operating loss carryforwards for federal income tax purposes.

NET INCOME/LOSS As a result of the Company's 10% increase in revenues, along with a 1% reduction in manufacturing costs and a 8.9% decrease in GSA expenses, the Company hada net income of $3,783,000 during fiscal 2002. This compares with a net loss of $4,689,000 during fiscal 2001, which includes a loss of $4,232,000 incurred on the sale of Memry Europe (See Note 14 to Consolidated Financial Statements). Eliminated Sentence

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, the Company's cash and cash equivalents balance was $7,509,000, an increase of $4,558,000 from $2,951,000 at the end of fiscal year 2002. Cash provided by operations was $6,131,000 for the twelve months ended June 30, 2003. A significant component of the cash provided by operations and the increase in cash was a reduction in accounts receivable of $2,131,000. The reduction was primarily due to a more focused effort by the Company to collect receivables due from major customers. Cash used in investing activities was $1,486,000, representing funds invested in property, plant and equipment. During the twelve months ended June 30, 2003, cash used in financing activities totaled $87,000, consisting primarily of the payment of notes payable and capital lease obligations totaling $534,000 offset by proceeds from issuance of common stock and proceeds from notes payable totaling $447,000. Working capital at June 30, 2003, was $11,355,000, an increase of $2,476,000 from $8,879,000 at June 30, 2002.

In fiscal 2002 and fiscal 2003, the primary capital requirements were to fund additions to property, plant, and equipment.

On April 2, 2002, New England Partners exercised 200,000 warrants at a price of $0.853 per warrant, and 400,000 warrants at $1.19 per warrant, to purchase 600,000 shares of common stock of the Company. The Company received $647,000 from this transaction.

On March 31, 2002, a former employee exercised 125,000 warrants at a price of $.90 per warrant, to purchase 125,000 shares of common stock of the Company. The Company received $113,000 from this transaction.

On November 8, 2001, the Company completed a private equity placement with New England Partners and raised $750,000. Proceeds were raised through the sale of units, each of which consisted of two shares of Common Stock and a warrant to purchase one share of Common Stock. Each unit was priced at $2.00. The warrants are exercisable at $1.25 per share, exercisable for a period of five years from the date of issuance. New England Partners was granted piggyback registration rights to participate in the registration of the securities purchased in the private equity placement, which was completed in January 2001. The registration became effective August 28, 2002. Other terms and conditions were set forth in the definitive documents.

On February 8, 2001, the Company completed the sale of the stock of its European Subsidiary, Memry Europe, to Mr. Wilfried Van Moorleghem, for a cash consideration of $1,000,000. As part of the transaction, the Company entered into a supply and license agreement with Memry Europe, pursuant to which Memry granted to Memry Europe a royalty-bearing license to certain technologies and agreed to supply Memry Europe with certain alloys and tubing.

On January 31, 2001, the Company completed a private equity placement and raised $2,395,000. Proceeds were raised through the sale of units, each of which consisted of one share of Common Stock and a warrant to purchase one share of Common Stock. Each unit was priced at $1.00. The warrants are exercisable at $2.25 per share, valid for a period of three years from the date of issuance. Notwithstanding the foregoing, if the fair market value of one share of Common Stock of the Company is equal to or greater than $3.50 for twenty (20) consecutive days during the term of the warrant, the Company has the right to demand that the holder exercise the warrant within a 30-day period. Failure of the holder to exercise the warrant within thirty (30) days would cause the warrant to become void and the holder would lose all rights that it has with respect to the warrant. In accordance with the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement for the registration of the sale by the investors of their Company securities on April 12, 2001. The registration became effective December 27, 2001. Other terms and conditions were set forth in the definitive documents.

On June 30, 1998, the Company and Webster Bank entered into a Commercial Revolving Loan, Term Loan, Line of Credit and Security Agreement and related financing documents and agreements, with amendments to certain of such documents entered into on each of November 30, 1999, June 30, 2001 and December 31, 2001 (the "Webster Facility").

The Webster Facility includes a revolving loan for borrowings up to the lesser of (a) $5,000,000 or (b) an amount equal to the aggregate of (1) 85% of the eligible accounts receivable plus (2) 30% of eligible inventory provided, however, that at no time shall 85% of eligible accounts receivable be less than 50% of the outstanding revolver balance. The termination date of the revolving loan is December 31, 2003. In connection with the amendment to the Webster Facility entered into on December 31, 2001, several existing term loans totaling $1,728,490 were refinanced into a single term loan, which is due December 31, 2005. The Webster Facility includes an equipment loan line of credit that provides for equipment financing up to the lesser of $1,000,000 or 75% of the purchase price for eligible equipment through December 31, 2002. At December 31, 2002, advances of $276,000 had been taken on the equipment line of credit. The Company, on January 1, 2003, converted amounts borrowed under the equipment line of credit to a term loan. The equipment loan line of credit has been extended through December 31, 2003. As of June 30, 2003, advances of $339,000 have been taken on the equipment line. At June 30, 2003, an aggregate amount of approximately $1,878,000 was outstanding under the Webster Facility. The Webster Facility is secured by substantially all of the Company's assets.

Interest on the revolving loan and equipment line of credit is variable based on LIBOR plus 2.5%. Interest on the outstanding term loan from December 31, 2001 is at a fixed interest rate of 7.55% per annum. Interest on the equipment loan converted January 1, 2003, and the equipment line advance are at a variable rate based on LIBOR plus 2.5%

In addition, the Webster Facility contains various restrictive covenants, including, among others, limitations on encumbrances and additional debt, prohibition on the payment of dividends or redemption of stock (except in connection with certain existing put rights), restrictions on management/ownership changes and required compliance with specified financial ratios.

On June 15, 2003, a promissory note with Chase Manhattan auto finance was completed to purchase a 1999 Saab 9000. Interest on the note is fixed at 5.9% with scheduled monthly payments ending June 2006.

The Company has in the past grown through acquisitions (including the acquisition of Wire Solutions and Raychem Corporation's nickel titanium product line). As part of its continuing growth strategy, the Company expects to continue to evaluate and pursue opportunities to acquire other companies, assets and product lines that either complement or expand the Company's existing businesses. The Company intends to use available cash from operations, debt, and authorized but unissued common stock to finance any such acquisitions.

The Company has requirements to fund plant and equipment projects to support the expected increased sales volume of SMAs and superelastic materials during the fiscal year ending June 30, 2004 and beyond. The Company expects that it will be able to pay for these expenditures through a combination of existing working capital surplus, cash flow generated through operations and increased borrowings. The largest risk to the liquidity of the Company would be an event that caused an interruption of cash flow generated through operations, because such an event could also have a negative impact on the Company's ability to access credit. The Company's current dependence on a limited number of products and customers represents the greatest risk to regular operations.

In connection with a December 1994 subordinated debt financing, the Company granted Connecticut Innovations, Incorporated ("CII"), at the time the holder of both common stock and warrants of the Company, a "put" right if at any time before the earlier of June 28, 2006 and the date on which CII ceases to hold at least 35% of the common stock underlying the convertible securities originally issued to it, the Company ceases to (a) maintain its corporate headquarters and all of its product business operations in the State of Connecticut (including the assembly of all products to be sold to U.S. Surgical Corporation), excluding the Company's components and subassembly business acquired from Raychem, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut (provided, however, that assets, revenues, employees, operations and bank accounts attributable to any entity acquired by the Company shall not be considered when determining if the Company has satisfied such requirements so long as such entity (1) was acquired in an arm's length transaction, (2) was not an affiliate of the Company and was not controlled by an affiliate of the Company prior to such acquisition, and (3) had been in existence and operating as a business for at least one year at the time of the acquisition). Upon CII's exercise of its put, the Company shall be obligated to purchase from CII all the Company's Common Stock then owned by CII and underlying warrants then owned by CII at a price equal to the greater of the then current market price of the Company's common stock or $2.00 per share, less, in either event, the aggregate amount of unpaid exercise prices of all warrants put to the Company by CII. Using $2.00 as the put price per share, which exceeds the market price for the Company's common stock on June 30, 2003, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $2.19 million. To the extent that the current market value of the Company's common stock exceeds $2.00 per share at any time, the put price would be greater. If CII were to have the right to put its securities and were to choose to exercise that right, it would have a serious adverse effect on the Company's liquidity and the Company might have to seek equity financing to be able to meet its obligations to CII. However, the Company believes that it has the ability to ensure that its operations do not move from Connecticut in a manner that would trigger CII's put.

During the fourth fiscal quarter of 2001, the Company relocated to a facility located at 3 Berkshire Blvd., Bethel, CT 06801, to house the Company's corporate headquarters and east coast manufacturing and assembly operation. The leased facility consists of approximately 37,500 square feet of manufacturing and office space located in a suburban industrial park. The total cost of leasehold improvements, furnishings, and moving expenses associated with the new facility was approximately $2,600,000. The amended annual rent for the facility is approximately $355,000 versus the rent at the prior Brookfield location of approximately $170,000 for 24,000 square feet.

On July 1, 2003, the Company signed a second amendment for its manufacturing and office facility located at 4065 Campbell Avenue, Menlo Park, CA scheduled to end in June 2008. Under the terms of the amended lease, the Company will continue to pay a monthly base rent of approximately $24,000 through June 2004, and subsequent to that date, the monthly base rental shall be modified to reflect a 3% annual increase. The other major provisions of the lease remain unchanged.

OFF-BALANCE SHEET ARRANGEMENTS The Company does not have any off-balance sheet arrangements, other than operating leases in the normal course of business.

MARKET RISK The Company does not describe the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K promulgated under the Securities Exchange Act of 1934 because such Item is not applicable to the Company.

CHANGES IN ACCOUNTANTS

On September 30, 2003, the Company dismissed McGladrey & Pullen, LLP as its independent accountants and appointed Deloitte & Touche LLP as its new independent accountants. The decision to dismiss McGladrey & Pullen and to retain Deloitte & Touche was approved by the Company's Board of Directors upon the recommendation of the Audit Committee.

McGladrey & Pullen's reports on the Company's financial statements for each of the fiscal years ended June 30, 2003 and June 30, 2002 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report on Form 10-K that are not historical fact, as well as certain information incorporated herein by reference, constitute "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and often depend on assumptions, data or methods that may be incorrect or imprecise. The Company's future operating results may differ materially from the results discussed in, or implied by, forward-looking statements made by the Company. Factors that may cause such differences include, but are not limited to, those discussed below and the other risks detailed in the Company's other reports filed with the Securities and Exchange Commission.

Forward-looking statements give our current expectations or forecasts of future events. You can usually identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this Annual Report on Form 10-K and information incorporated by reference may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this discussion — for example, product competition and the competitive environment — will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. The Company undertakes no obligation to revise any of these forward-looking statements to reflect events or circumstances after the date hereof.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

- trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives, in the U.S. and other countries in which we do business, that are placing increased emphasis on the delivery of more cost-effective medical therapies
- the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures
- efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales
- changes in governmental laws, regulations and accounting standards and the enforcement thereof that may be adverse to us
- other legal factors including environmental concerns
- agency or government actions or investigations affecting the industry in general or us in particular
- risks associated with maintaining and expanding international operations
- changes in business strategy or development plans
- business acquisitions, dispositions, discontinuations or restructurings
- the integration of businesses acquired by us
- availability, terms and deployment of capital
- economic factors over which we have no control, including changes in inflation and interest rates
- the developing nature of the market for our products and technological change
- intensifying competition in the SMA field
- success of operating initiatives
- operating costs
- advertising and promotional efforts
- the existence or absence of adverse publicity
- our potential inability to obtain and maintain patent protection for our alloys, processes and applications thereof, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties
- the possibility that adequate insurance coverage and reimbursement levels for our products will not be available
- our dependence on outside suppliers and manufacturers
- our exposure to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of medical products
- the ability to retain management
- business abilities and judgment of personnel
- availability of qualified personnel
- labor and employee benefit costs
- natural disaster or other disruption affecting Information Technology and telecommunication infrastructures
- acts of war and terrorist activities.

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Memry Corporation and Subsidiaries
Bethel, Connecticut

We have audited the accompanying consolidated balance sheets of Memry Corporation and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Memry Corporation and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
August 11, 2003

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7,509,000	$ 2,951,000
Accounts receivable, less allowance for doubtful accounts of $148,000 in 2003 and $207,000 in 2002 (Note 9)	3,809,000	5,883,000
Inventories (Note 2)	3,353,000	4,296,000
Prepaid expenses and other current assets	74,000	25,000
Income tax refund receivable	109,000	—
Total current assets	14,854,000	13,155,000
Property, Plant and Equipment, net (Note 4)	6,040,000	6,338,000
Other Assets		
Patents and patent rights, less accumulated amortization of $998,000 in 2003 and $864,000 in 2002	1,067,000	1,200,000
Goodwill	1,038,000	1,038,000
Deferred financing costs	6,000	19,000
Note receivable – related party (Note 3)	110,000	110,000
Deferred tax asset (Note 12)	6,806,000	—
Deposits and other	206,000	328,000
	9,233,000	2,695,000
	$30,127,000	$22,188,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Notes 6 and 16)	$ 2,587,000	$ 3,546,000
Notes payable (Note 7)	912,000	716,000
Current maturities of capital lease obligations	—	5,000
Income taxes payable	—	9,000
Total current liabilities	3,499,000	4,276,000
Notes Payable, less current maturities (Note 7)	980,000	1,292,000
Commitments and Contingencies (Notes 8, 11 and 13)		
Stockholders' Equity (Notes 7 and 8)		
Common stock, $.01 par value, 40,000,000 shares authorized; 25,537,522 shares issued and outstanding in 2003 and 25,252,546 shares issued and outstanding in 2002	255,000	253,000
Additional paid-in capital	48,906,000	48,708,000
Accumulated deficit	(23,513,000)	(32,341,000)
	25,648,000	16,620,000
	$30,127,000	$22,188,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30, 2003, 2002 and 2001	2003	2002	2001
Revenues			
Product sales (Note 9)	$33,105,000	$32,055,000	$28,937,000
Research and development	902,000	840,000	976,000
	34,007,000	32,895,000	29,913,000
Cost of Revenues			
Manufacturing (Note 10)	22,125,000	17,706,000	17,734,000
Research and development	483,000	636,000	676,000
	22,608,000	18,342,000	18,410,000
Gross profit	11,399,000	14,553,000	11,503,000
Operating Expense			
General, selling and administrative (Notes 11, 13 and 16)	8,929,000	10,151,000	11,138,000
Depreciation and amortization	333,000	337,000	512,000
Loss on disposal of subsidiary (Note 14)	—	—	4,232,000
	9,262,000	10,488,000	15,882,000
Operating income (loss)	2,137,000	4,065,000	(4,379,000)
Other Income (Expense)			
Interest expense (Note 7)	(126,000)	(160,000)	(393,000)
Interest income	61,000	30,000	35,000
	(65,000)	(130,000)	(358,000)
Income (loss) before income taxes	2,072,000	3,935,000	(4,737,000)
Benefit (provision) for income taxes (Note 12)	6,756,000	(152,000)	48,000
Net income (loss)	$ 8,828,000	$ 3,783,000	$ (4,689,000)
Basic earnings (loss) per share	$ 0.35	$ 0.16	$ (0.21)
Diluted earnings (loss) per share	$ 0.34	$ 0.15	$ (0.21)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2003, 2002 and 2001

	Common Stock		Additional		Accumulated Other	
	Shares Issued	Par Value	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Total
Balance, June 30, 2000	21,130,476	$211,000	$44,386,000	$(31,435,000)	$(1,062,000)	$12,100,000
Issuance of common stock and warrants	2,504,107	25,000	2,632,000	—	—	2,657,000
Comprehensive income (loss):						
Net loss	—	—	—	(4,689,000)	—	(4,689,000)
Foreign currency translation adjustments	—	—	—	—	1,062,000	1,062,000
Total comprehensive loss	—	—	—	—	—	(3,627,000)
Balance, June 30, 2001	23,634,583	236,000	47,018,000	(36,124,000)	—	11,130,000
Issuance of common stock and other equity instruments	1,617,963	17,000	1,690,000	—	—	1,707,000
Net income	—	—	—	3,783,000	—	3,783,000
Balance, June 30, 2002	25,252,546	253,000	48,708,000	(32,341,000)	—	16,620,000
Issuance of common stock and other equity instruments	284,976	2,000	198,000	—	—	200,000
Net income	—	—	—	8,828,000	—	8,828,000
Balance, June 30, 2003	25,537,522	$255,000	$48,906,000	$(23,513,000)	$ —	$25,648,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2003, 2002 and 2001	2003	2002	2001
Cash Flows From Operating Activities			
Net income (loss)	$8,828,000	$3,783,000	$(4,689,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful accounts	(59,000)	136,000	—
Writedown of note receivable	—	30,000	—
Depreciation and amortization	1,958,000	1,938,000	2,141,000
Impairment of idle equipment	—	120,000	—
(Gain) loss on disposal of assets	(12,000)	13,000	—
Deferred taxes	(6,806,000)	—	—
Compensation paid by issuance of common stock and other equity instruments	152,000	196,000	235,000
Loss on sale of European subsidiary	—	—	4,232,000
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable	2,131,000	(1,860,000)	(83,000)
Decrease (increase) in inventories	943,000	(616,000)	(599,000)
(Increase) decrease in prepaid expenses and other current assets	(49,000)	71,000	(45,000)
Decrease (increase) in other assets	122,000	—	(24,000)
Increase in note receivable	—	—	(140,000)
Decrease in accounts payable and accrued expenses	(959,000)	(578,000)	(316,000)
(Decrease) increase in advances payable	—	(600,000)	600,000
Decrease increase in income taxes payable/receivable	(118,000)	(62,000)	(34,000)
Net cash provided by operating activities	6,131,000	2,571,000	1,278,000
Cash Flows From Investing Activities			
Net proceeds from sale of European subsidiary	—	—	933,000
Purchases of equipment	(1,526,000)	(1,091,000)	(2,793,000)
Proceeds from the sale of equipment	40,000	—	—
Net cash used in investing activities	(1,486,000)	(1,091,000)	(1,860,000)
Cash Flows From Financing Activities			
Proceeds from sale of common stock, net	48,000	1,511,000	2,422,000
Proceeds from notes payable	399,000	2,000,000	—
Principal payments on notes payable	(529,000)	(2,441,000)	(985,000)
Net proceeds from equipment line of credit	—	216,000	—
Net increase (decrease) in revolving loans payable	—	(886,000)	(1,228,000)
Principal payments on capital lease obligations	(5,000)	(4,000)	(33,000)
Net cash (used in) provided by financing activities	(87,000)	396,000	176,000
Effect of foreign currency exchange rate changes on cash and cash equivalents	—	—	(53,000)
Increase (decrease) in cash and cash equivalents	4,558,000	1,876,000	(459,000)
Cash and cash equivalents, beginning of year	2,951,000	1,075,000	1,534,000
Cash and cash equivalents, end of year	$7,509,000	$2,951,000	$1,075,000

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Years Ended June 30, 2003, 2002 and 2001	2003	2002	2001
Supplemental Disclosures of Cash Flow Information			
Cash payments for interest	$129,000	$168,000	$373,000
Cash payments (refunds) for income taxes	$168,000	$214,000	$ (9,000)
Supplemental Schedule of Noncash Investing and Financing Activities			
Conversion of revolving loans payable to equipment term loan	$276,000	$ —	$250,000
Reclassification of idle equipment to other assets	$ —	$ 75,000	$ —
Note payable incurred for purchase of fixed asset	$ 14,000	$ —	$ —

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Memry Corporation, a Delaware corporation incorporated in 1981, is engaged in the business of developing, manufacturing and marketing products and components utilizing the properties exhibited by shape memory alloys. The Company's sales are primarily to customers in the medical device industry located throughout the United States and Europe. The Company extends credit to its customers on an unsecured basis on terms that it establishes for individual customers.

ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of Memry Corporation ("Memry") and its wholly-owned subsidiary, Memry Holdings, S.A. and, for periods ending on or prior to February 8, 2001, its former wholly-owned subsidiary, Memry Europe, N.V. (collectively, the "Company"). Memry Holdings, S.A. is a holding company whose principal asset consisted of an investment in its wholly-owned subsidiary, Memry Europe, N.V., which was sold on February 8, 2001 (see Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The carrying amount of these financial instruments approximates fair value because of the short maturity of these instruments. During the year ended June 30, 2003, the Company had cash deposits in excess of FDIC insured limits at various banks. The Company has not experienced any losses from such excess deposits.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are credited to the allowance for doubtful accounts when received.

INVENTORIES

Inventories consist principally of various metal alloy rod and shape memory alloys. Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

IMPAIRMENT OF ASSETS

The Company reviews its long-lived assets and certain identifiable intangible assets with finite useful lives for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The Company measures impairment by comparing the asset's estimated fair value to its carrying amount. The estimated fair value of these assets is based on estimated future cash flows to be generated by the assets, discounted at a market rate of interest.

GOODWILL

Goodwill represents the cost of acquired assets in excess of values ascribed to net tangible assets and was being amortized using the straight-line method over 15 years through June 30, 2001. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") was adopted July 1, 2001, and accordingly amortization of goodwill, including previously existing goodwill and intangible assets with indefinite useful lives, was discontinued and such intangible assets are now tested for impairment annually.

FOREIGN CURRENCY EXCHANGE AND TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Gains and losses resulting from changes in exchange rates from year to year have been reported in comprehensive income (loss). The effect on the consolidated statements of operations of foreign currency transaction gains and losses is insignificant.

REVENUE RECOGNITION

Revenues from product sales are recognized when the related products are shipped. Certain revenues are earned in connection with research and development grants and contracts which are principally with various governmental agencies. Such revenues are recognized when services are rendered. Some of the Company's research and development projects are customer-sponsored and typically provide the Company with the production rights or pay a royalty to the Company if a commercially viable product results. Such revenues are recognized when products are shipped or services rendered.

DEPRECIATION AND AMORTIZATION

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Building	20 years
Furniture and fixtures	5-10 years
Tooling and equipment	3-10 years
Office equipment	3-5 years

Leasehold improvements are amortized over the life of the lease, or the improvement's estimated useful life, if shorter.

Costs of obtaining patents and patent rights are amortized using the straight-line method over the patents' expected period of benefit which ranges from thirteen to sixteen years.

Costs incurred in obtaining financing are capitalized and are being amortized over the term of the related debt.

401(K) PLAN

The Company maintains a 401(k) profit sharing and savings plan for the benefit of substantially all of its employees. The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine.

RESEARCH AND DEVELOPMENT EXPENSE

The Company incurred research and development expense relating to its own internal products as well as the development of future products for the years ended June 30, 2003, 2002 and 2001 aggregating approximately $2,465,000, $2,417,000, and $1,699,000, respectively.

INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws on the date of enactment.

EARNINGS PER SHARE

Basic earnings (loss) per share amounts are computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted per share amounts assume exercise of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share.

For the periods presented, there were no items which changed net income (loss) as presented in the consolidated statements of operations and the amounts used to compute basic and diluted earnings (loss) per share. The following is information about the computation of weighted-average shares utilized in the computation of basic and diluted earnings (loss) per share. For the year ended June 30, 2001, common stock equivalents have been excluded from the computation of the net loss per share because inclusion of such equivalents is anti-dilutive.

	2003	2002	2001
Weighted average number of basic shares outstanding	25,466,769	24,386,015	22,616,343
Effect of dilutive securities:			
Warrants	90,180	250,306	—
Options	120,720	157,361	—
Weighted average number of fully diluted shares outstanding	25,677,669	24,793,682	22,616,343

STOCK COMPENSATION PLANS

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued to employees and directors under the Company's stock option and warrant plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. On January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123." The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income (loss) and earnings (loss) per share and other disclosures, as if the fair value based method of accounting had been applied.

Had compensation cost for issuance of such options and warrants been recognized based on the fair values of awards on the grant dates, in accordance with the method described in SFAS No. 123, reported net income (loss) and per share amounts for 2003, 2002 and 2001 would have been decreased or increased to the pro forma amounts shown below:

	2003	2002	2001
Net income (loss), as reported	$8,828,000	$3,783,000	$(4,689,000)
(Deduct) Add: total stock-based employee compensation (expense) income determined under fair value based method for all awards, net of related tax effects	(103,000)	119,000	(193,000)
Pro forma net income (loss)	$8,725,000	$3,902,000	$(4,882,000)
Basic earnings (loss) per share:			
As reported	$ 0.35	$ 0.16	$ (0.21)
Pro forma	$ 0.34	$ 0.16	$ (0.22)
Diluted earnings (loss) per share:			
As reported	$ 0.34	$ 0.15	$ (0.21)
Pro forma	$ 0.34	$ 0.16	$ (0.22)

For 2002, the pro forma net income is higher than the reported net income due to the effect on pro forma compensation of stock options that were expired/canceled in 2002.

The fair value of each grant, used to determine the proforma information above, is estimated at the grant date using the fair value option-pricing model with the following weighted average assumptions for grants awarded during the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Dividend rate	—	—	—
Risk free interest rate	1.47%–1.79%	5.47%	4.73%
Weighted average expected lives, in years	3	3.7	4
Price volatility	79%	66.7%	59.8%

NOTE 2. INVENTORIES

Inventories at June 30, 2003 and 2002, are summarized as follows:

	2003	2002
Raw materials and supplies	$1,094,000	$ 932,000
Work-in-process	1,656,000	2,353,000
Finished goods	751,000	1,257,000
Allowance for slow-moving and obsolete inventory	(148,000)	(246,000)
	$3,353,000	$4,296,000

NOTE 3. NOTE RECEIVABLE — RELATED PARTY

On August 29, 2000, the Company made a loan to an executive officer which has been collateralized by his personal residence. The loan was part of the executive officer's overall compensation package and was to be forgiven, providing certain conditions were met, over a four-year period. During 2001, the executive officer was terminated and the note became current at that time. The terms of the note have subsequently been amended such that the note, in the amount of $110,000, is now due on January 28, 2005, or at such time that the residence is sold, whichever occurs first. (See Note 17)

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30, 2003 and 2002, is summarized as follows:

	2003	2002
Furniture and fixtures	$ 958,000	$ 794,000
Tooling and equipment	10,484,000	9,174,000
Leasehold improvements	2,471,000	2,438,000
	13,913,000	12,406,000
Less accumulated depreciation and amortization	7,873,000	6,068,000
	$6,040,000	$6,338,000

NOTE 5. GOODWILL

The Company elected to early adopt the provisions of SFAS 142. Therefore, effective July 1, 2001, all goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortized, and are evaluated for impairment under SFAS 142. Based on the Company's initial goodwill impairment test, goodwill was not impaired at the date of adoption of SFAS 142. Based on the Company's annual impairment testing, no goodwill impairment has occurred since adoption of SFAS 142. In addition, the following represents the effect of adopting SFAS 142 on the Company's net income (loss) and earnings (loss) per share for all periods presented.

	2003	2002	2001
Reported net income (loss)	$8,828,000	$3,783,000	$(4,689,000)
Add back: Goodwill amortization	—	—	196,000
Adjusted net income (loss)	$8,828,000	$3,783,000	$(4,493,000)
Basic earnings (loss) per share:			
Reported net income (loss)	$ 0.35	$ 0.16	$ (0.21)
Goodwill amortization	—	—	0.01
Adjusted net income (loss)	$ 0.35	$ 0.16	$ (0.20)
Diluted earnings per share:			
Reported net income (loss)	$ 0.34	$ 0.15	$ (0.21)
Goodwill amortization	—	—	0.01
Adjusted net income (loss)	$ 0.34	$ 0.15	$ (0.20)

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at June 30, 2003 and 2002 are summarized as follows:

	2003	2002
Accounts payable	$ 611,000	$ 440,000
Accrued bonuses	—	864,000
Accrued vacation pay	497,000	426,000
Accrued severance	50,000	504,000
Accrued expenses – other	1,429,000	1,312,000
	$2,587,000	$ 3,546,000

NOTE 7. NOTES PAYABLE

Notes payable consist of the following at June 30, 2003 and 2002:

	2003	2002
Term note payable to a bank pursuant to amended June 30, 1998 credit facility, due in monthly installments of $41,667, plus interest at 7.55% per annum, due December 31, 2005.	$1,292,000	$1,792,000
Equipment loan payable pursuant to amended June 30, 1998 credit facility, due in monthly installments of $5,754, plus interest at LIBOR plus 2.5% (3.6% at June 30, 2003), due December 31, 2006.	247,000	—
Equipment loan advance pursuant to amended June 30, 1998 credit facility, interest payable monthly at LIBOR plus 2.5% (3.6% at June 30, 2003), due December 31, 2003.	339,000	216,000
Promissory note to Chase Manhattan Auto Finance, due in monthly installments of $437 at a fixed interest rate of 5.9%, due June 16, 2006.	14,000	—
	1,892,00	2,008,000
Less current maturities	912,000	716,000
	$ 980,000	$1,292,000

Future maturities of notes payable at June 30, 2003 are as follows:

2004	$ 912,000
2005	574,000
2006	366,000
2007	40,000
	$1,892,000

On December 31, 2001, the Company and Webster Bank reached an agreement on a third amendment to the Company's credit facility (the "Webster Facility"). Under the terms of the third amendment which expires on December 31, 2003, the revolving loan provides for borrowings up to the lesser of (a) $5,000,000 or (b) an amount equal to the aggregate of (1) 85% of the eligible accounts receivable plus (2) 30% of eligible inventory provided, however, that at no time shall 85% of eligible accounts receivable be less than 50% of the outstanding revolver balance. Several existing term loans totaling $1,728,490 were refinanced into a single term loan which is due December 31, 2005. The Webster Facility, as amended, includes an equipment loan line of credit that provides for equipment financing up to the lesser of $1,000,000 or 75% of the purchase price for eligible equipment through December 31, 2002. The equipment loan line of credit may be extended through December 31, 2003, at Webster Bank's option. The Company, on January 1, 2003, had the option of converting amounts borrowed under the line of credit to a term loan. Approximately $276,000 was converted to a term loan at that time. The other major provisions of the Webster Facility remain unchanged. At June 30, 2003, an aggregate amount of approximately $1,878,000 was outstanding under the Webster Facility. The Webster Facility is secured by substantially all of the Company's assets.

In addition, the Webster Facility contains various restrictive covenants, including, among others, limitations on encumbrances and additional debt, prohibition on the payment of dividends or redemption of stock (except in connection with certain existing put rights), restrictions on management/ownership changes and required compliance with specified financial ratios.

The carrying amount of these financial instruments approximates fair value. The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

NOTE 8. CAPITAL STOCK

COMMON STOCK

During the years ended June 30, 2003, 2002 and 2001, 50,000, 102,000 and 91,000 shares of common stock at an aggregate price of $73,000, $107,000 and $126,000, respectively, were issued to Company directors as compensation. During the year ended June 30, 2002, the Company issued 40,000 shares of common stock at an aggregate price of $33,000 to a former officer of the Company as compensation. In addition, during the years ended June 30, 2003, 2002 and 2001, 235,000, 726,000 and 18,000 shares of common stock were issued at an aggregate price of $48,000, $761,000 and $27,000, respectively, through the exercise of options and warrants.

Compensation expense recognized for the issuance of shares of common stock is calculated utilizing the fair market value of the common stock at the date of issuance.

On January 31, 2001 the Company completed a private equity placement and raised $2,395,000. Proceeds were raised through the sale of units, each of which consisted of one share of common stock and a warrant to purchase one share of common stock. Each unit was priced at $1.00. The warrants are exercisable at $2.25 per share, valid for a period of three years from the date of issuance. Notwithstanding the foregoing term of the warrant, if the fair market value of one share of common stock of the Company is equal to or greater than $3.50 for twenty consecutive days during the term of the warrant, the Company has the right to demand that the holder exercise the warrant within a 30-day period. Failure of the holder to exercise the warrant within thirty days would cause the warrant to become void and the holder would lose all rights that it has with respect to the warrant.

On November 8, 2001, the Company completed a private equity placement with New England Partners and raised $750,000.

Proceeds were raised through the sale of units, each of which consisted of two shares of Common Stock and a warrant to purchase one share of Common Stock. Each unit was priced at $2.00. The warrants are exercisable at $1.25 per share, exercisable for a period of five years from the date of issuance. New England Partners was granted piggyback registration rights to participate in the registration of the securities purchased in the private equity placement, which was completed in January 2001. Other terms and conditions were set forth in the definitive documents.

Common stock reserved for issuance at June 30, 2003, is as follows:

	Number of Shares
For exercise of outstanding warrants	3,360,167
For exercise of stock options	4,502,294
	7,862,461

Various agreements with a certain investor provide that upon the occurrence of specified events, primarily the Company ceasing to maintain its principal offices within the State of Connecticut, the investor would have the right to put all securities of the Company held by the investor at that time for a price equal to the greater of the then current market price per share of such securities or $2 per share, less the aggregate amount of the unpaid exercise prices of all such warrants, if warrants are being held by such investor at such time. Using $2.00 as the put price per share, which exceeded the market price for the Company's stock at June 30, 2003, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $2,190,000. This put option expires on the date the investor ceases to hold at least 35% of the common stock underlying the convertible securities originally issued to the investor. If the investor were to have the right to put its securities and were to choose to exercise that right, such an event would have a serious adverse effect on the Company's liquidity and the Company would most likely have to seek equity financing to be able to meet its obligations to the investor. However, the Company has the ability to insure that its operations do not move from Connecticut.

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," transactions involving the issuance of equity instruments to other than employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable. If the value of the equity instruments is more reliably measurable, that value is calculated using the fair value option–pricing model.

INCENTIVE PLANS

In 1994, the Company adopted the Memry Corporation Stock Option Plan (the "1994 Plan"). Pursuant to this plan, incentive stock options were granted at prices equal to or greater than the fair market value of the Company's common stock at the date of grant, and were exercisable at the date of grant unless otherwise stated. In addition, non-qualified options were granted at prices determined by the Company's compensation committee, which may have been less than the fair market value of the Company's common stock at date of grant, in which case an expense equal to the difference between the option price and fair market value was recognized. The exercise period for both the incentive and non-qualified stock options generally could not exceed ten years. The Plan also allowed the granting of Stock Appreciation Rights, however, only a minimal amount of such rights were granted.

During the year ended June 30, 1998, the Company adopted the Memry Corporation Long-term Incentive Plan (the "1997 Plan"). Under the 1997 Plan, incentive and non-qualified options may be granted to employees and non-employee directors under terms similar to the 1994 Plan. Also, under the 1997 Plan, Stock Appreciation Rights ("SARs"), Limited Stock Appreciation Rights ("Limited SARs"), restricted stock, and performance shares may be granted to employees. With respect to SARs, upon exercise, the Company must pay to the employee the difference between the current market value of the Company's common stock and the exercise price of the SARs. The SARs terms are determined at the time of each individual grant. However, if SARs are granted which are related to an incentive stock option, then the SARs will contain similar terms to the related option. Limited SARs may be granted in relation to any option or SARs granted. Upon exercise, the Company must pay to the employee the difference between the current market value of the Company's common stock and the exercise price of the related options or SARs. Upon the exercise of SARs or Limited SARs, any related option or SARs outstanding will no longer be exercisable.

Restricted shares of common stock may also be granted to employees for no consideration. The terms of the restriction are determined at the time of each individual grant. Generally, if employment is terminated during the restriction period, the participant must forfeit any stock still subject to restriction. Performance shares are granted to employees based on individual performance goals, and may be paid in shares or cash determined based on the shares earned and the market value of the Company's common stock at the end of certain defined periods.

Also, under the 1997 Plan, each quarter, all non-employee directors are granted shares of the Company's common stock with a value equal to $7,500, determined based on the market value of the Company's stock at the end of each quarter. During the year ended June 30, 2002, this policy was amended such that all non-employee directors, each quarter, are now granted shares of the Company's common stock with a value equal to $3,000 and stock options with a value equal to $4,500, determined based on the market value of the Company's stock over a three day period prior to the end of each quarter.

During the years ended June 30, 2003 and 2002, the Company directors were issued 75,000 and 11,000 options at an aggregate fair value price of $56,000 and $3,000, respectively.

A summary of the status of the Company's stock option plans at June 30, 2003, 2002 and 2001, and changes during the years then ended, is as follows:

	Shares Reserved	Options Outstanding	Weighted Average Exercise Price
Balance, June 30, 2000	2,969,834	2,288,253	$2.34
Canceled		(318,867)	$2.46
Granted		710,374	$1.81
Exercised		—	$ —
Balance, June 30, 2001	2,969,834	2,679,760	$2.25
Canceled		(645,856)	$2.15
Granted		499,723	$1.69
Exercised		(125,650)	$0.90
Balance, June 30, 2002	2,844,184	2,407,977	$2.23
Canceled		(346,225)	$1.60
Granted		939,098	$1.62
Exercised		(37,498)	$1.28
Balance, June 30, 2003	4,502,294	2,963,352	$2.13

At June 30, 2003, 2002 and 2001, 1,695,274, 1,438,327 and 1,299,182 (weighted average exercise price of $2.48, $2.53 and $2.34) of the outstanding options were exercisable, respectively. The weighted-average grant date fair value per option of options granted during the years ended June 30, 2003, 2002 and 2001 was $0.68, $0.89 and $0.91, respectively. For the years ended June 30, 2003, 2002 and 2001, all options granted carried an exercise price equal to the fair market value of the Company's stock at the date of grant.

A further summary of options outstanding at June 30, 2003, is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$.90 to $4.00	2,963,352	6.68	$2.13	1,695,274	$2.48

WARRANTS

The Company has also issued stock warrants to employees and others. The cost charged to operations for warrants granted for professional fees incurred during the years ended June 30, 2003, 2002 and 2001 was $23,000, $46,000 and $109,000, respectively. The following table summarizes warrants outstanding at June 30, 2003, 2002 and 2001, and the changes in warrants during the years then ended:

	Shares Reserved	Warrants Outstanding	Weighted Average Exercise Price
Balance, June 30, 2000	1,345,105	1,345,105	$1.10
Canceled		(100,000)	$1.25
Granted		2,735,167	$2.22
Exercised		(18,000)	$1.50
Balance, June 30, 2001	3,962,272	3,962,272	$1.87
Canceled		(1,187,935)	$1.05
Granted		1,750,435	$1.12
Exercised		(600,000)	$1.08
Balance, June 30, 2002	3,924,772	3,924,772	$1.90
Canceled		(39,170)	$2.00
Granted		62,500	$1.70
Exercised		(587,935)	$1.03
Balance, June 30, 2003	3,360,167	3,360,167	$2.05

A further summary of warrants outstanding at June 30, 2003 is as follows:

	WARRANTS OUTSTANDING			WARRANTS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.05 to $2.25	3,360,167	1.10	$2.05	3,360,167	$2.05

NOTE 9. MAJOR CUSTOMERS

Product sales revenue for the years ended June 30, 2003, 2002 and 2001, includes sales to major customers, each of which accounted for greater than 10% of the total sales of the Company. A summary of sales to these customers during the years ended June 30, 2003, 2002 and 2001, and accounts receivable from these customers at June 30, 2003, 2002 and 2001, is as follows:

	2003		2002		2001	
	Sales	Accounts Receivable	Sales	Accounts Receivable	Sales	Accounts Receivable
Company A	$ 7,385,000	$ 972,000	$ 7,096,000	$1,462,000	$ 6,734,000	$1,145,000
Company B	15,492,000	1,691,000	12,428,000	2,553,000	13,378,000	1,860,000
Company C	—	—	3,930,000	523,000	3,296,000	154,000
	$22,877,000	$2,663,000	$23,454,000	$4,538,000	$23,408,000	$3,159,000

NOTE 10. MAJOR SUPPLIERS

The Company currently purchases a significant portion of raw materials from two suppliers. However, management believes that several other suppliers could provide similar materials on comparable terms without significantly impacting shipping or sales.

NOTE 11. LEASES

The Company leases its Connecticut and California manufacturing and office facilities under operating leases. The lease on the Connecticut facility expires in June 2011 and the lease on the principal California facility expires in June 2008.

Future minimum lease payments under significant noncancelable operating leases, with remaining terms of one year or more, are as follows at June 30, 2003:

	Operating Leases
2003	$1,089,000
2004	982,000
2005	674,000
2006	659,000
2007	668,000
Thereafter	1,066,000
	$5,138,000

Rent expense under operating leases for the years ended June 30, 2003, 2002 and 2001, approximated $1,607,000, $1,582,000 and $1,413,000, respectively.

NOTE 12. INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets were reduced by a valuation allowance of $7.6 million at June 30, 2002 based on management's opinion at that time regarding the estimated realizability of operating loss carryforwards and temporary differences due to the absence of sustained profitability of the Company. During the year ended June 30, 2003, the valuation allowance was eliminated based on management's assessment of the Company's operating performance and realizability of operating loss carryforwards and other temporary differences. Based on the Company's recent history of profitability and its forecasts for future periods, management has estimated that operating loss carryforwards and other temporary differences will be realized. The approximate effect of the carryforwards and temporary differences that give rise to deferred tax assets and liabilities at June 30, 2003 and 2002, is as follows:

	2003	2002
Deferred tax assets:		
Allowance for doubtful accounts and notes receivable	$191,000	$214,000
Inventory reserves	60,000	99,000
Capitalization of inventory costs	462,000	745,000
Vacation accruals	200,000	172,000
Tax credit carryforwards	42,000	49,000
Net operating loss carryforwards	5,851,000	6,290,000
Total deferred tax assets	6,806,000	7,569,000
Valuation allowance	—	(7,569,000)
Net deferred tax assets	$6,806,000	$ —

The provision (benefit) for income taxes consists of the following:

	2003	2002	2001
Current:			
Federal	$ 14,000	$ —	$ —
State	36,000	152,000	(48,000)
	50,000	152,000	(48,000)
Deferred:			
Federal	(6,657,000)	—	—
State	(149,000)	—	—
	(6,806,000)	—	—
	$(6,756,000)	$ 152,000	$ (48,000)

Income (loss) before income taxes consists of:

	2003	2002	2001
Domestic	$ 2,072,000	$3,935,000	$(3,659,000)
Foreign	—	—	(1,078,000)
	$ 2,072,000	$3,935,000	$(4,737,000)

A reconciliation of the anticipated income tax expense (benefit) (computed by applying the Federal statutory income tax rate of 34% to the income (loss) before taxes) to the provision (benefit) for income taxes as reported in the consolidated statements of operations is as follows:

	2003		2002		2001	
Provision (benefit) for income taxes at statutory Federal rate	$ 705,000	34%	$1,338,000	34%	$(1,611,000)	(34%)
Increase (decrease) resulting from:						
State corporation income tax, net of federal tax benefit	86,000	4%	104,000	3%	20,000	—
Decrease in valuation allowance for deferred taxes	(7,569,000)	(365%)	(1,373,000)	(35%)	(271,000)	(6%)
Foreign operations statutory tax rate differentials	—	—	—	—	367,000	8%
Nondeductible loss on sale of European subsidiary	—	—	—	—	1,440,000	31%
Permanent items and other	22,000	1%	83,000	2%	7,000	—
Provision (benefit) for income taxes	$(6,756,000)	326%	$ 152,000	4%	$ (48,000)	(1%)

The decrease in the valuation allowance for deferred taxes of $271,000 for 2001 is net of $1,763,000 of federal and state net operating loss carryforwards that have expired during the year ended June 30, 2001.

At June 30, 2003, the Company has federal net operating loss carryforwards for income tax purposes, which expire as follows:

Year	Amount
2006	$ 3,737,000
2007	3,248,000
2008	1,959,000
2009	3,126,000
2010	2,498,000
2011	2,622,000
	$17,190,000

In addition, the Company has tax credit carryforwards available to offset future taxable income aggregating approximately $49,000 which expire in various amounts from 2004 through 2010. The Company also has charitable contributions which were converted to net operating losses aggregating approximately $18,000 which expire in various amounts from 2012 through 2023.

NOTE 13. COMMITMENTS

401(K) PLAN

During the years ended June 30, 2003, 2002 and 2001, Company contributions to its 401(k) profit sharing and savings plan approximated $214,000, $193,000 and $180,000, respectively.

BONUS PLAN

The Company has a bonus plan under which its employees may earn a bonus based on various earnings measures. The actual payment of bonuses is subject to annual approval by the Board of Directors. Expenses recognized under this plan were approximately $-0-, $763,000 and $400,000, for the years ended June 30, 2003, 2002 and 2001, respectively.

NOTE 14. LOSS ON DISPOSAL OF SUBSIDIARY

On February 8, 2001, the Company sold the stock of its European subsidiary, Memry Europe, N.V. ("Memry Europe"), for approximately $1,000,000. As part of this transaction, the Company entered into a supply and license agreement with Memry Europe, pursuant to which Memry granted to Memry Europe a royalty-bearing license to certain technologies and agreed to supply Memry Europe with certain alloys and tubing. The loss on disposal of this subsidiary reflected in the consolidated statement of operations for the year ended June 30, 2001 aggregated $4,232,000.

NOTE 15. OPERATING SEGMENTS

The Company is engaged principally in one line of business, the development, manufacturing and marketing of products utilizing properties exhibited by shape memory alloys, which represents more than 95% of consolidated revenues. The following table presents information about the Company by geographic area. There were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales.

2003	United States	Europe	Consolidated
Total revenues	$34,007,000	$ —	$34,007,000
Operating income	2,137,000	—	2,137,000
Identifiable assets	30,127,000	—	30,127,000
2002	**United States**	**Europe**	**Consolidated**
Total revenues	$32,895,000	$ —	$32,895,000
Operating income	4,065,000	—	4,065,000
Identifiable assets	22,188,000	—	22,188,000
2001	**United States**	**Europe**	**Consolidated**
Total revenues	$29,010,000	$903,000	$29,913,000
Operating loss	(3,342,000)	(1,037,000)	(4,379,000)
Identifiable assets	19,051,000	2,000	19,053,000

The operating loss of $3,342,000 attributed to U.S. operations in the year ended June 30, 2001 includes the $4,232,000 loss on disposal of the Company's European subsidiary described above.

It is not practical to disclose revenues for each product and service or each group of products and services because such data is not readily available.

NOTE 16. SEVERANCE

During the fourth quarter of the year ended June 30, 2001, the Company announced the termination of Robert J. Thatcher as president and chief operating officer. In connection with Thatcher's termination, the Company accrued severance and related costs of $522,000 of which $21,000 was paid in fiscal 2001, leaving a remaining obligation of $501,000 at June 30, 2001. Total payments charged to this liability through June 30, 2002 were $378,000 leaving a remaining obligation at such date of $144,000. As of June 30, 2003, this liability has been paid in full.

During the second quarter of the year ended June 30, 2002, a severance agreement was entered into with one former employee who held a management position while employed at the Company. For the year ended June 30, 2002, $86,000 was charged to operations under this agreement, of which $79,000 was paid, leaving a remaining obligation of $7,000 at June 30, 2002. As of June 30, 2003, this liability has been paid in full.

During the fourth quarter of the year ended June 30, 2002, severance agreements were entered into with two former employees, both of whom held management positions while employed at the Company. For the year ended June 30, 2002, $375,000 was charged to operations under this agreement, of which $22,000 was paid, leaving a remaining obligation of $353,000 at June 30, 2002. Total payments charged to this liability through June 30, 2003 are $325,000, leaving a remaining obligation at June 30, 2003 of $50,000, which has been included in Note 6.

NOTE 17. LITIGATION

On August 22, 2001, a director and former officer of the Company filed two lawsuits against the Company relating to his termination during the year ended June 30, 2001. A settlement was reached on January 28, 2002, whereby the Company made a cash payment to the former officer in the amount of $25,000 and issued 75,000 non-plan stock options with an exercise price of $1.20 per share and a fair value of approximately $8,000. The fair value of the options has been recorded as an operating expense and additional paid-in capital as of June 30, 2002. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the Company calculated the fair value of these options using the fair value option-pricing model. In addition, the terms of a note receivable from said officer were amended. (See Note 3).

NOTE 18. PENDING ACCOUNTING PRONOUNCEMENT

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a significant impact on the Company's financial statements.

CORPORATE INFORMATION

BOARD OF DIRECTORS

James G. Binch
Chairman of the Board and Chief Executive Officer

Kempton J. Coady, III
President
Sona Laser Centers

Jack H. Halperin, Esq.
Corporate and Securities Attorney
Director
I-Flow Corporation

W. Andrew Krusen
President
Dominion Financial Group, Inc.

Andrew L. Lux, Sc.D.
Vice President Manufacturing Operations
Renal Division
Baxter Healthcare Corporation

Edwin Snape
Principal
New England Partners
Vice Chairman
Deltex Medical Holdings, Ltd.
Director
Callisto Pharmaceuticals, Inc.

CORPORATE OFFICERS

James G. Binch
Chairman of the Board and Chief Executive Officer

Robert P. Belcher
Sr. Vice President – Finance and Administration
Chief Financial Officer, Treasurer and Corporate Secretary

Marcy F. Macdonald
Vice President Human Resources

Philippe P. Poncet
Vice President Business Development

Thomas P. Rainey
Vice President Sales and Marketing

Dean J. Tulumaris
Vice President General Manager

Ming H. Wu
Vice President Technology

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
800-937-5449

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
One Church Street
New Haven, CT 06510

LEGAL COUNSEL

Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901

PRICE RANGE OF COMMON STOCK

The Company's Common Stock trades on the American Stock Exchange under the symbol MRY. On June 30, 2003, there were approximately 3,468 holders of record of the Company's Common Stock.

The following table sets forth the quarterly high and low closing prices for the common stock over the past two years.

Year Ended June 30, 2003	High	Low
First Quarter	$1.90	$1.22
Second Quarter	$2.00	$1.32
Third Quarter	$1.73	$0.92
Fourth Quarter	$1.27	$0.78

Year Ended June 30, 2002	High	Low
First Quarter	$1.15	$0.76
Second Quarter	$1.35	$0.85
Third Quarter	$1.68	$1.10
Fourth Quarter	$2.61	$1.65

The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future.

Pursuant to the Company's December 27, 2001 amended and restated loan agreement with its principal lender the Company is prohibited from declaring or paying any dividends, or making a distribution to its stockholders, until the termination of such agreement and the repayment of all amounts due to such lender. On October 3, 2003 there were approximately 807 stockholders of record of the Company's common stock. Based on information obtained from the Company's transfer agent, the Company believes that the current number of beneficial owners of its Common Stock is approximately 2,781.

ANNUAL MEETING

The annual meeting of stockholders will be held on December 11, 2003, at 10:00 AM EST in Bethel, CT. A notice of the meeting, proxy and statement will be mailed on or about October 31, 2003, at which time proxies will be solicited by the Board of Directors.

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission, is available without charge upon written request, directed to:
Memry Corporation
Attn: Investor Relations Department
3 Berkshire Boulevard
Bethel, CT 06801
www. memry.com

INVESTOR RELATIONS FIRM

Hawk Associates Inc.
204 Ocean Drive
Tavernier, FL 33070
Tel 305-852-2383

Hawk Associates, Inc. PHOTOGRAPHY Bruce Ando PRINTING Remlitho, Inc.

PATENT 6053992

MEMRY

CORPORATE HEADQUARTERS
AND EASTERN OPERATIONS
3 Berkshire Boulevard
Bethel, CT 06801

Telephone: 203 739 1100
Customer Service: 866 GO MEMRY
(866 466 3679)
Fax: 203 798 6363

WESTERN OPERATIONS
4065 Campbell Avenue
Menlo Park, CA 94025

Telephone: 888 BUY NITI
(888 289 6484)
Telephone: 650 463 3400
Fax: 650 463 3456

WWW.MEMRY.COM